P.E. 2/11/02

1023514

02013835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/098232/06)

("Harmony")

(Codes for ordinary shares: HAR; ISIN code: ZAE000015228)

(Codes for warrants: HARW; ISIN code: ZAE000031209)

DIRECTORS DEALINGS

On Tuesday, 5 February, Mr F. Abbott, a director of Harmony, sold 30 100 ordinary shares in Harmony on the open market, at a price of R100.17 per ordinary share.

The shares were held indirectly and beneficially.

Randfontein

6 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2002

Harmony Gold Mining Company Limited

By: /s/ Fred Baker
Name: Fred Baker
Title: Company Secretary